UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                DECEMBER 1, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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PUBLIC TENDER OFFER


TDC ANNOUNCES PUBLIC TENDER OFFER AT DKK 382 PER SHARE

[1]To the Stock Exchanges in Copenhagen and New York[2]

[1] This document does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by means of an offer document and the form of acceptance and letter of transmittal accompanying the offer document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, Nordic Telephone Company ApS will file a Tender Offer Statement containing the Offer Document and other related documentation with the US Securities and Exchange Commission (the "SEC") on Schedule TO and TDC will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten Business Days after the date the offer document is mailed to the Shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by Nordic Telephone Company ApS and TDC in connection with this Offer will be available from the date such documents are mailed to the Shareholders on the SEC's website at http://www.sec.gov. Shareholders are advised to read the offer document and the related documents when they are sent to them because they will contain important information. Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

[2] Pursuant to section 10 of the Danish Financial Supervisory Authority's Executive Order No. 618/2005, the board of directors of TDC is obliged to make a statement on the offer explaining the advantages and disadvantages of the offer to the shareholders. Shareholders are advised that this announcement does not constitute such statement or otherwise a recommendation on the offer, if and when made. Such statement and recommendation will only be issued, if at all, at a later point in time, if and when the offer is made.

TDC A/S ("TDC") has on 30 November 2005 entered into an announcement agreement with Nordic Telephone Company ApS (the "Offeror") which is indirectly wholly-owned by certain investment partnerships directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB, and Providence Equity Partners Limited (the "Sponsors") for the purpose of enabling the Offeror to make a public tender offer for the entire share capital of TDC. The Offeror and its external financing sources have made the launch of the offer conditional upon the Board of Directors of TDC recommending the shareholders of TDC and the holders of American Depositary Shares (together the "Shareholders") to accept the offer. Following discussions between the parties, during the course of which the offer terms have been improved to the advantage of the Shareholders compared to previously received indications of interest, the Board of Directors has agreed to issue such a recommendation.


Price

The price offered by the Offeror is DKK 382 (without interest) per share of nom. DKK 5 payable in cash and the U.S. dollar equivalent of DKK 191 (without interest) per American Depositary Share. For further details on the offer, including with regard to the conditions attached to the offer and the intended financing, reference is being made to the Offeror's press release of this date.


Recommendation

TDC's Board of Directors has confirmed to the Offeror that subject to and then at publication of the offer document, it will issue a statement on the offer in which the Board of Directors, following a description of advantages and disadvantages of the offer, will recommend the Shareholders to accept the offer. The issuance of such board recommendation is subject to no event having occurred that in the opinion of the Board of Directors would make it illegal or inconsistent with the Board's fiduciary or similar obligations to issue such recommendation.


Certain terms of the announcement agreement

The Company and the Offeror have agreed that the Board of Directors shall not be hindered or restricted from conducting the TDC group's business as it deems fit and appropriate, entertaining alternative proposals or engaging in discussions or negotiations with third parties that may lead to an alternative proposal to acquire TDC or otherwise lead to the offer not being completed in the best interest of TDC and its stakeholders, deciding on the strategy of the TDC Group as its deems fit and appropriate, withdrawing or amending the board recommendation as and if required in the exercise of the Board of Directors' fiduciary or similar duties under Danish law, or taking any other action required or advisable in the exercise of the Board of Directors' fiduciary or similar duties under Danish law.


Agreements with the executive committee; options etc.

The existing service contracts for the Executive Committee, which consists of the CEO and CFO, contain provisions granting the Executive Committee a right to receive a remuneration corresponding to three times the annual compensation, if the company gives notice of termination within two years after a change-of-control of the company. In this case the costs for the company would amount to approx. DKK 56.4 million. The Board of Directors has granted the Executive Committee a right to put this provision into action during a period commencing 3 months and ending 6 month after a change of ownership.

Further, on the basis of the existing bonus scheme the supervisory board may grant a discretionary bonus to the Executive Committee. The Executive Committee has not otherwise been granted transaction bonuses, stay-on bonuses or similar.

The share option holders comprised by TDC's management share option programme and the participants of the option programme established in the company's foreign subsidiaries will in case of a change-of-control of TDC be entitled to exercise existing options over approximately 4.4 million shares. Depending on the number of exercised options, the treasury shares presently held by the company may be insufficient to fulfill present option commitments. Should this be the case, TDC may entail additional costs estimated up to DKK 141 - DKK 165 million (after taxes) to fulfill its obligations under the programmes. In addition, the company will make an offer to the share option holders comprised by TDC's management share option programme to buy certain existing options held by these option holders. The additional costs for TDC of buying such existing options are estimated not to exceed approx. DKK 15.3 million (after taxes).

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   DECEMBER 1, 2005                                /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations